FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the resolution adopted at Banco de Chile’s Board meeting held on March 30, 2011.

Santiago, March 30,  2011

Mr. Carlos Budnevich Le-Fort

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

                Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as an essential information regarding this Banking Institution, that with respect of the issuance of cash shares in accordance with the agreements adopted by the Extraordinary Shareholders Meeting held on January 20, 2011, in the Ordinary Meeting No. BCH 2,730 held on this date, the Board of Directors of Banco de Chile resolved to establish the placement price of the cash shares, pursuant the attributions approved on the referred Extraordinary Shareholders Meeting, in the amount of CLP $ 62.00 (sixty two Chilean pesos) for each of the shares that shall be offered to the shareholders during the Ordinary and Special Preferential Rights Offering Periods.

Such price shall also be considered as the minimum price when selling the remaining shares of the Ordinary and Special Preferential Rights Offering Periods in the capital markets of Chile. Likewise, the same price shall also be applied in case of the shares, over which LQ Inversiones Financieras S.A. has waived to its preferential right to underwrite, which shall be sold in the Santiago Stock Exchange (Bolsa de Comercio de Santiago).

 Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2011.

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO